Schering AG licenses SEGRA compound for ophthalmic use to Bausch & Lomb
Berlin, Germany, and Rochester, New York, USA, September 18, 2006 - Schering AG, Germany (FSE: SCH; NYSE: SHR) and Bausch & Lomb (NYSE: BOL) announced today that Schering has granted an exclusive worldwide license to Bausch & Lomb to develop and market a selective glucocorticoid receptor agonist (SEGRA) for the non-systemic treatment of eye disorders.

Bausch & Lomb will evaluate the compound's potential as a novel anti-inflammatory medication with an improved safety profile in ophthalmological indications. Today, glucocorticoids are the most potent and most frequently used anti-inflammatory compounds, but their value is limited by side effects such as glaucoma induction. SEGRAs, using a distinct molecular mechanism after binding to a glucocorticoid receptor, may demonstrate a superior effect/side effect profile when compared to standard glucocorticoids.

"The collaboration with Bausch & Lomb is an excellent opportunity for us to broadly explore the potential of SEGRAs and capitalize on the full value of these compounds," said Dr. Khusru Asadullah, Head of Inflammation Research at Schering AG.

"Our agreement with Schering, a pre-eminent name in the development and commercialization of pharmaceuticals, is yet another example of how we at Bausch & Lomb are actively pursuing unique compounds and creative therapeutic approaches in order to expand our pipeline of new products to help people with vision-threatening ophthalmic conditions," said Praveen Tyle, Ph.D., Bausch & Lomb Chief Scientific Officer and Senior Vice President ? Global Research and Development. "We believe that the SEGRA technology is a natural fit with Bausch & Lomb's ocular anti-inflammatory expertise, and would strategically complement our portfolio of proprietary loteprednol-based anti-inflammatory products, Lotemax(r), Alrex(r) and Zylet(r)."

Under the terms of the agreement, Bausch & Lomb is responsible for development of the SEGRA compound for non-systemic use in ophthalmology. Bausch & Lomb will make upfront and milestone payments based on the development and registration progress, and pay ongoing royalties based on product sales. Further details of the agreement were not disclosed.

About Schering AG
Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

It is planned that Schering AG will be renamed Bayer Schering Pharma Aktiengesellschaft. A corresponding resolution was passed at the Extraordinary General Meeting of Schering AG on September 13, 2006. Until the name change has been registered in the commercial register, the company will continue to operate under the name Schering AG. According to the resolution of the General Meeting, the Executive Board will not file an application for registration before December 1, 2006.

Find additional information at: www.schering.de/eng

About Bausch & Lomb
Bausch & Lomb is the eye health company, dedicated to perfecting vision and enhancing life for consumers around the world. Its core businesses include soft and rigid gas permeable contact lenses and lens care products, and ophthalmic surgical and pharmaceutical products. The Bausch & Lomb name is one of the best known and most respected healthcare brands in the world. Founded in 1853, the Company is headquartered in Rochester, New York. Bausch & Lomb's 2004 revenues were $2.2 billion; it employs approximately 13,700 people worldwide and its products are available in more than 100 countries. More information about the Company can be found on the Bausch & Lomb Web site at www.bausch.com.


This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Schering AG:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Your contacts at Bausch & Lomb:
Media Relations: Margaret Graham, T.: +1-585-338-5469, MGraham@bausch.com Investor Relations: Daniel L. Ritz, T.: +1-585-338-5802, DRitz@bausch.com